SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 5

DuPont de Nemours, Inc.

(Name of Subject Company (Issuer))

DuPont de Nemours, Inc.

(Name of Filing Person (Offeror))

Common Stock, $0.01 par value

(Title of Class of Securities)

26614N102

(CUSIP Number of Class of Securities)

Erik T. Hoover

Senior Vice President & General Counsel

974 Centre Road, Building 730

Wilmington, Delaware 19805

(302) 774-3034

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Brandon Van Dyke	Christopher E. Austin
Skadden, Arps, Slate, Meagher & Flom LLP	Benet J. O’Reilly
One Manhattan West	Kyle A. Harris
New York, NY 10001	Cleary Gottlieb Steen &
(212) 735-3000	Hamilton LLP
One Liberty Plaza
New York, NY 10006
(212) 225-2000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$15,705,955,575(1)	$1,713,519.75(2)
(1)

Estimated solely for calculating the filing fee, based on the average of the high and low prices (as reported on the New York Stock Exchange on December 29, 2020) of shares of common stock, par value $0.125 per share, of International Flavors & Fragrances Inc. (“IFF”) into which shares of common stock, par value $0.01 per share, of Nutrition & Biosciences, Inc. being offered in exchange for shares of common stock, par value $0.01 per share, of DuPont De Nemours, Inc., will be converted, and paid in connection with IFF’s Registration Statement on Form S-4, which was initially filed on May 7, 2020 (Registration No. 333-238072) (the “IFF Form S-4”), calculated as set forth therein, relating to the transactions described in this Schedule TO.

(2)	The amount of the filing fee has been calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, in connection with the IFF Form S-4, as set forth therein.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,352,247.57	Filing Party: International Flavors & Fragrances Inc.
Form or Registration No.: Form S-4 (Registration No. 333-238072)	Date Filed: May 7, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Introductory Statement

This Amendment No. 5 amends and supplements the Issuer Tender Offer Statement on Schedule TO filed by DuPont de Nemours, Inc. (“DuPont”) with the Securities and Exchange Commission (the “SEC”) on December 31, 2020, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 to the Issuer Tender Offer Statement, filed with the SEC on January 11, 2021, January 25, 2021, January 26, 2021 and January 28, 2021, respectively (as so amended, the “Schedule TO”).

This Schedule TO relates to the offer by DuPont to exchange all shares of common stock, par value $0.01 per share (“N&B common stock”), of Nutrition & Biosciences, Inc. (“N&B”) for shares of common stock, par value $0.01 per share (“DuPont common stock”), of DuPont, upon the terms and subject to the conditions set forth in the Prospectus dated December 31, 2020 (the “Prospectus”), the Letter of Transmittal and the Exchange and Transmittal Information Booklet, copies of which are attached hereto as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Exchange Offer”). Immediately following the Exchange Offer, Neptune Merger Sub I Inc., a Delaware corporation and wholly owned subsidiary of IFF (“Merger Sub”), will be merged with and into N&B, whereby the separate corporate existence of Merger Sub will cease and N&B will continue as the surviving corporation and a wholly owned subsidiary of IFF (the “Merger”). In the Merger, each outstanding share of N&B common stock (except for shares of N&B common stock held by N&B as treasury stock or by DuPont, which will be automatically cancelled) will be automatically converted into the right to receive shares of common stock, par value $0.125 per share, of IFF (“IFF common stock”), upon the terms and subject to the conditions set forth in the Prospectus.

In connection with the Exchange Offer, N&B has filed with the Securities and Exchange Commission (the “SEC”), under the Securities Act of 1933, as amended (the “Securities Act”), a registration statement on Form S-4 and Form S-1 (Registration No. 333-238089) (as amended, the “Registration Statement”) to register the shares of N&B common stock offered in exchange for shares of DuPont common stock tendered in the Exchange Offer. IFF has filed under the Securities Act a registration statement on Form S-4 (Registration No. 333-238072) to register the shares of IFF common stock into which shares of N&B common stock will be converted in the Merger.

This Amendment No. 5 shall be read together with the Schedule TO. Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported on the Schedule TO.

Item 4. Terms of the Transaction.

Item 4(a) of the Schedule TO, which incorporates by reference the information contained in the Prospectus, is hereby amended and supplemented by adding the following text:

Pursuant to the Exchange Offer, which expired at one minute after 11:59 p.m., New York City time, on January 29, 2021, and based on a preliminary count by the exchange agent, Computershare Trust Company, N.A., approximately 369,165,753 shares of DuPont common stock were tendered prior to the expiration of the Exchange Offer, including approximately 80,609,346 shares tendered pursuant to guaranteed delivery procedures. The total number of shares tendered included an estimated 7,907,187 shares of DuPont common stock tendered by odd-lot stockholders (stockholders who qualify for odd-lot treatment are not subject to proration). Based on the preliminary results under the terms of the Exchange Offer, DuPont will exchange a total of approximately 197,410,113 shares of DuPont common stock in the Exchange Offer for the 141,740,461 shares of N&B common stock owned by DuPont.

Based on the total number of shares of DuPont common stock reported to be tendered and not properly withdrawn prior to the expiration of the Exchange Offer, including shares tendered pursuant to guaranteed delivery procedures, the exchange offer was oversubscribed by approximately 171,755,640 shares, resulting in a preliminary proration factor of approximately 52.4563 percent.

DuPont will not be able to determine the final proration factor until after the full expiration of the Exchange Offer’s guaranteed delivery period at 5:00 p.m., New York City time, on February 2, 2021. DuPont will publicly announce the final results, including the final proration factor, which may be different from the preliminary results set forth herein, and the preliminary estimate of the proration factor described above, after they have been finally determined.

Because more than 197,410,113 shares of DuPont common stock were tendered, all shares of N&B common stock owned by DuPont will be distributed to DuPont stockholders who tendered their shares of DuPont common stock in the Exchange Offer, and no shares of N&B common stock will be distributed to DuPont stockholders as a pro rata dividend and there will be no Clean-Up Spin-Off.

On February 1, 2021, DuPont issued a press release announcing the preliminary results of the Exchange Offer, a copy of which is attached as Exhibit (a)(5)(xxviii) hereto and is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

Item 8(b) of the Schedule TO is hereby amended and supplemented by adding the following text:

On January 28, 2021, Randy Stone acquired 3,181 shares of common stock, at a price of $67.22, via stock option exercises.

Item 12. Exhibits.

Item 12 of the Schedule TO is amended and supplemented by adding the following exhibits thereto:

Exhibit No.	Description

(a)(5)(xxv)	Text of the website that is being maintained in connection with the Exchange Offer, updated on January 27, 2021, incorporated by reference to DuPont’s Form 425 filed on January 28, 2021

(a)(5)(xxvi)	Text of the website that is being maintained in connection with the Exchange Offer, updated on January 28, 2021, incorporated by reference to DuPont’s Form 425 filed on January 29, 2021

(a)(5)(xxvii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on January 29, 2021, incorporated by reference to DuPont’s Form 425 filed on February 1, 2021

(a)(5)(xxviii)	Press Release by DuPont, dated February 1, 2021

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DUPONT DE NEMOURS, INC.

By:	/s/ Lori D. Koch
Name: Lori D. Koch
Title: Executive Vice President and Chief Financial Officer

Dated: February 1, 2021